Exhibit 99.1

ObsEva Annual General Meeting 2021

Geneva, Switzerland and Boston, MA – April 22, 2021 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today published the invitation to its 2021 Annual General Meeting of Shareholders to be held on May 28, 2021 at 16:30 CEST at the company’s offices in Geneva, Chemin des Aulx 12, 3rd floor, 1228 Plan-les-Ouates, Switzerland.

The agenda of the meeting will be as follows:

1	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2020

The Board of Directors proposes that the annual report, the statutory financial statements and the consolidated financial statements of ObsEva SA for fiscal year 2020 be approved.

2	Discharge of Liability for the Members of the Board of Directors and of the Executive Committee.

The Board of Directors proposes that shareholders release the members of the Board of Directors and of the Executive Committee from liability for their activities during fiscal year 2020.

3	Appropriation of Financial Results.

The Board of Directors proposes that the loss of USD 75,216,317 for the financial year 2020 be appropriated as follows:

Financial Year 2020
Accumulated losses brought forward from previous year	USD 253,235,253
Net loss for the year 2020	USD 75,216,317
Accumulated losses to be carried forward	USD 328,451,570

4	Elections to the Board of Directors and Election of the Chairman of the Board of Directors

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2022 Annual General Meeting:

4.1    Re-election of Franciscus Verwiel as member and Chairman of the Board of Directors

4.2    Re-election of Annette Clancy as member of the Board of Directors

4.3    Re-election of Barbara Duncan as member of the Board of Directors

4.4    Re-election of Ernest Loumaye as member of the Board of Directors

4.5    Re-election of Edward Mathers as member of the Board of Directors

4.6    Re-election of Jacky Vonderscher as member of the Board of Directors

Jim Irvin Healy and Rafaele Elisabete Tordjman are not standing for re-election.

The Board of Directors further proposes the election of the following nominees for a term of one year expiring at the closing of the 2022 Annual General Meeting:

4.7    Election of Catarina Edfjäll as member of the Board of Directors

Catarina Edfjäll is a Global Regulatory Affairs Expert with more than 25 years of experience in the biotech and pharma sector, now working as an independent consultant and mentor. She has profound drug development experience across the entire product lifecycle, from development to launch, and across many therapeutic areas, including rare diseases. She was responsible for the successful regulatory approval of 20 innovative medicinal products and new indications in more than 50 countries. In her most recent senior management role, Catarina was the global head of regulatory affairs at CSL Behring. Prior to that, she held leadership positions in regulatory affairs at companies formerly known as Actelion, Celgene and Shire, and, started her career at F. Hoffmann-La Roche.

Catarina is a Board Member at the Cancer Drug Development Forum (CDDF) and at the International Collaboration on Rare Diseases & Orphan Drugs (ICORD), both non-profit organisations. She has been actively involved in several multi-stakeholder organisations, including the European Medicines Agency´s Committee for Orphan Medicinal Products´ Working Group with Interested Parties.

Catarina holds a Master in biotechnology engineering from the Ecole Supérieure de Biotechnologie in Strasburg, a Ph.D. in biochemistry from the University in Basel and a Corporate Governance Certification from the Swiss Board School and the University of St Gallen.

The mandate of Catarina Edfjäll as member of the Board of Directors would only be effective as of June 30, 2021.

4.8    Election of Brian O’Callaghan as member of the Board of Directors

Brian O’Callaghan is a Life Science Executive with extensive experience within the biotech, big pharma and CRO sectors. He also has extensive global experience, having lived and worked in 5 different countries, as well as both sides of the US. He joined ObsEva in November 2020, as Chief Executive Officer to lead the Company through its future development, regulatory filings and product launches.

Prior to joining ObsEva, Brian has held CEO positions at Petra Pharma, Acucela, Sangart and BioPartners, as well as having held senior management positions at Pfizer, Merck Serono, Novartis, Covance and NPS Pharmaceuticals.

Brian has experience running both public and private companies, M&A’s, IPO’s, fundraising, divestments, spin-outs and strategic alliances. His operational experience is also wide ranging, having managed multiple businesses and programs, across many therapeutic areas, from concept through to commercialization. He also has extensive Board experience, having served on numerous biotech and 501c3 Boards.

5	Elections to the Compensation Committee

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2022 Annual General Meeting:

5.1    Re-election of Annette Clancy as member of the Compensation Committee

5.2    Re-election of Edward Mathers as member of the Compensation Committee

Jim Irvin Healy and Rafaele Elisabete Tordjman are not standing for re-election.

The Board of Directors further proposes the election of the following nominee for a term of one year expiring at the closing of the 2022 Annual General Meeting:

5.3    Election of Catarina Edfjäll as member of the Compensation Committee

The mandate of Catarina Edfjäll as member of the Compensation Committee would only be effective as of September 30, 2021.

6	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Independent Registered Public Accounting Firm

The Board of Directors proposes the re-election of PricewaterhouseCoopers SA as ObsEva SA’s auditors and independent public accounting firm for the fiscal year 2021.

7	Re-election of Perréard de Boccard SA as Independent Representative

The Board of Directors proposes the re-election of Perréard de Boccard SA, Rue de la Coulouvrenière 29, 1204 Genève, as Independent Representative of shareholders for a one-year term expiring at the closing of the 2022 Annual General Meeting.

8	Compensation of the Board of Directors and the Executive Committee

8.1    Approval of the Compensation of the Board of Directors

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of USD 2,500,000 for the members of the Board of Directors for the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting.

8.2    Approval of the Compensation of the Executive Committee for the Fiscal Year 2022

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of USD 13,000,000 for the members of the Executive Committee for the fiscal year 2022, subject to potential adjustment due to the fluctuation of the applicable exchange rate.

9	Increase of ObsEva SA’s Authorized Share Capital

The Board of Directors proposes to increase to 40,610,232, the number of new ordinary shares that can be issued under the authorized share capital of ObsEva SA. For this purpose, the Board of Directors proposes to create a new authorized share capital, so that the Board of Directors be authorized to increase ObsEva SA’s share capital until 28 May 2023, by the issuance of up to 40,610,232 new shares.

10	Increase of ObsEva SA’s Conditional Share Capital for Financing Purposes

The Board of Directors proposes to increase by 13,325,051, corresponding to an increase from 13,527,073 to 26,852,124, the number of new ordinary shares that can be issued upon exercise of option and conversion rights that may be granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the Company or one of its subsidiaries, and/or upon exercise of option rights issued by the Company or one of its subsidiaries.

11	Increase of ObsEva SA’s Conditional Share Capital for Equity Plans

The Board of Directors proposes to increase by 4,753,671, corresponding to an increase from 9,004,437 to 13,758,108, the number of new ordinary shares that can be issued upon exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, members of the Board of Directors or consultants of ObsEva SA or of one of its subsidiaries under the terms of one or more equity incentive plans or regulations adopted by the Board of Directors.

12	Approval of change to ObsEva SA’s Equity Incentive Plan

Subject to approval of Proposal 11, the Board of Directors proposes to the shareholders to increase by 4,753,671, from 9,126,742 to 13,880,413, the number of new ordinary shares that can be issued under the Plan, and to amend Article 3 (a) of the Plan accordingly.

The full invitation to the AGM 2021 may be found in the general meetings section of the Company’s website, [here]. To access the invitation to the AGM 2021 directly, please click [here].

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617)-435-6602